

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 1, 2006

Mr. Scott Berman
Chief Financial Officer
McData Corporation
380 Interlocken Crescent
Broomfield, CO 80021

> **Re**:   **McData Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2005**
> **Filed April 4, 2005**
>
> **Forms 10-Q for Fiscal Quarter Ended October 31, 2005**
> **File No. 0-31257**

Dear Mr. Berman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Larry Spirgel
Assistant Director